Exhibit 99.1

A2 Capital Selects Titan TickAnalyst for Research and Semi-Automated Trading

Edmonton and Atlanta (December 5, 2011) – Titan Trading Analytics, a leading provider of streaming behavioral research, has enterd into a license agreement with A2 Capital Management, an alternative asset management firm in Calgary, Alberta, which specializes in U.S. and Canadian Equities and Equity Options.
Titan TiCkAnalyst provides tradable streaming research built on a massive database of 10 years of tick data, volatility data, conditional events and social media sentiment.  The platform is a multi-layred trading technology which provides proprietary semi-automated models for intraday, swing and portfolio trading.  Its highly sophisticated architecture is designed to perform thousands of decision per second, isolating specific “rare market events” that result in a high probability of profitable success when the time data and simultaneously sift through terabytes of historical data to generate behavioral trade recommendations.

“We are pleased to provide A2 with our unique research content and institutional trading platform “ stated John Coulter, President and CEO of Titan.  “A2 is a Long/Short Fund which was looking to incorporate more quantitative strategies into their investment approach.  Titan’s streaming research can be traded electronically via the FIX protocol to any execution destination.”

About Titan Trading Analytics Inc: www.titantrading.com
Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and social media sentiment and identifies trade opportunities based on matching real-time and historical patterns, identified by Titan’s Trade Signal Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry. Titan is listed on the TSX Venture as symbol TTA (TSX VENTURE: TTA) and on the OTCBB under the symbol TITAF(OTCBB: TITAF).

Contact
Press - Audra Tiner, Articulate Communications, atiner@articulatecomms.com, 212-255-0080 ext. 34
Investor Relations: Cameron MacDonald, Macam Group cmaconnald@macamgroup.com, 403-452-6600

Forward-Looking Statements

The statements in this news release relating to matters that are not current or historical facts are forward-looking statements. Such forward-looking statements are based on current plans, estimates and expectations. Forward-looking statements are based on known and unknown risks, assumptions, uncertainties and other factors. Actual results, performance, or achievements may differ materially from any future results, performance, or achievements expressed or implied by such forward-looking